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                                                                    EXHIBIT 99.1


ANESTA                                                              NEWS RELEASE

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FOR IMMEDIATE RELEASE                              Contact: William C. Moeller
                                                            or Thomas B. King
                                                            (801) 595-1405

    ANESTA SURPRISED BY NOT APPROVABLE LETTER FROM FDA FOR ACTIQ

SALT LAKE CITY, UT -- November 14, 1997 --Anesta Corp. (Nasdaq: NSTA) announced today that it had received a "not approvable" letter from the U.S. Food and Drug Administration (FDA) for Actiqoral transmucosal fentanyl citrate). Anesta has asked FDA to clear Actiq for use in the treatment of chronic and breakthrough pain for cancer patients. The Actiq New Drug Application (NDA) was submitted in November 1996.

"We are surprised. The agency's letter is disappointing and puzzling in light of our collaboration with FDA and leading cancer pain experts during the past four years in the Actiq clinical program. Also, it's surprising in the context of the FDA Advisory Committee's September 17, 1997 unanimous vote (19 to 0) that the benefits of Actiq for the intended cancer patient population outweigh the product's risks", said William C. Moeller, chief executive officer.

Not approvable letters are issued by the FDA for a variety of reasons and set the stage for the applicant and the FDA to discuss what further steps need to be taken before the NDA can be approved. These steps usually involve additional review of data and the production of other information by the sponsor. With the November 13 letter, FDA has drawn attention to issues relating to clinical results, data analysis, manufacturing information and the company's proposed risk management plan.

The company believes FDA's medical and statistical review of the clinical trials data presented to the Advisory Committee was supportive of the product for the intended cancer patient population. At the Advisory Committee meeting, patients, physicians, nurses and others speaking on behalf of cancer patients expressed their view that Actiq is very much needed by cancer patients who frequently do not have their pain adequately treated.

"Anesta continues to believe that the clinical studies using Actiq were well designed, well conducted and demonstrated safety and efficacy in treating breakthrough pain in cancer patients who were already receiving opioid analgesic therapy," stated Thomas B. King, president and chief operating officer. Anesta believes the clinical program for Actiq included the first controlled clinical trials in the management of breakthrough pain in cancer patients.

                                    (more)

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                                                                    EXHIBIT 99.1


ANESTA                                                              NEWS RELEASE
                                                                        PAGE TWO

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"Breakthrough pain is a common condition which has a major impact on cancer patients' quality of life. There is a significant need for additional therapies that have been specifically developed for breakthrough pain and studied in the cancer pain population," stated Russell Portenoy, M.D., Chairman, Department of Pain Medicine and Palliative Care, Beth Israel Medical Center, New York. "With improved management of breakthrough pain, the overall outcome of cancer pain therapy would certainly improve."

"We reiterate our ongoing commitment to work with FDA to reach resolution of the outstanding issues and we expect to meet with the agency shortly toward that end", said Mr. King. "We are committed to achieving appropriate labeling, educational programs and other risk management steps that are important to minimize the potential for accidental misuse in inappropriate populations."

Abbott Laboratories is Anesta's licensed marketing and manufacturing partner for both Actiq and Fentanyl Oralet(R) in the United States. Fentanyl Oralet was Anesta's first product, and is cleared for marketing by the FDA for use in surgical premedication and for sedation/analgesia prior to diagnostic or therapeutic procedures in hospital monitored settings. Other products in clinical development using Anesta's oral transmucosal system for drug delivery include OT-nicotine for smoking cessation and OT-etomidate for short-acting sedation in an outpatient setting.

Except for the historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties. Future events, including the outcome of the review of the Actiq NDA, may differ materially from those discussed in this press release. While in many cases a not approvable letter is a mechanism to resolve outstanding issues on a drug under review, there can be no assurance that such a resolution can be reached with regard to Actiq. Factors beyond the company's control that could prevent such resolution include the nature of information requested by the FDA and the FDA's interpretation of such information. The timing and scope of any FDA approval of Actiq, if and when the FDA approves the Actiq NDA, will have a material impact on the company and its prospects. Additional risks associated with the FDA review process and the company's business are more fully described in the company's filings with the SEC, including its Report on Form 10-K for the year ended December 31, 1996 and its Prospectus dated June 6, 1996.

Available on the Anesta homepage at http://www.anesta.com.

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